TAHOE ANNOUNCES RECEIPT OF SHAREHOLDER APPROVAL

VANCOUVER, British Columbia – February 25, 2015 – Tahoe Resources Inc. (Tahoe) (TSX: THO, NYSE: TAHO) is pleased to announce that it has obtained written approval from Tahoe shareholders with ownership, control or direction over more than 50 percent of Tahoe’s outstanding common shares for the issuance of Tahoe common shares as consideration for its previously announced merger with Rio Alto Mining Limited (Rio Alto) in satisfaction of a requirement of the Toronto Stock Exchange (TSX) for its approval of the share issuance. (Unless otherwise stated, all prices in Canadian dollars).

As Tahoe has obtained written approval from Tahoe shareholders with ownership, control or direction over more than 50 percent of Tahoe’s outstanding common shares for the issuance of Tahoe common shares in connection with the Transaction (as defined below), Tahoe has cancelled its special meeting of shareholders scheduled for March 30, 2015, which had been scheduled for the purpose of obtaining shareholder approval for the share issuance.

As previously announced on February 9, 2015, assuming that necessary approvals are obtained and conditions are met, the merger of Tahoe and Rio Alto (Transaction) will take place pursuant to a court approved statutory plan of arrangement. Under the terms of the Transaction, each of the issued and outstanding common shares of Rio Alto will be exchanged on the basis of 0.227 of a Tahoe common share and $0.001 in cash per Rio Alto common share. Each outstanding option to acquire Rio Alto common shares, if exercised after the effective time of the Transaction (Effective Time) will be exercisable for the number of Tahoe Shares equal to the product of: (i) the number of Rio Alto Shares subject to the Rio Alto option immediately before the Effective Time, and (ii) 0.227 plus the portion of a Tahoe Share that, immediately prior to the Effective Time, has a fair market value equal to $0.001 for each Rio Alto Share that the holder was entitled to receive under the Rio Alto option (rounded down to the nearest number of Tahoe Shares). Each outstanding warrant to acquire Rio Alto common shares, if exercised after the Effective Time, will be exercisable for the number of Tahoe common shares and cash which the holder would have been entitled to receive as a result of the Transaction if such holder had exercised his or her warrants immediately prior to the effective time of the Transaction.

Based on the closing price of Tahoe’s common shares on the TSX of $17.64 on February 6, 2015, the offer implies consideration of $4.00 per Rio Alto common share which represents a premium of 22.1 percent to the closing price of Rio Alto common shares of $3.28 on the TSX on February 6, 2015 and a premium of 20.3 percent based on the volume weighted average prices of each respective company on the TSX for the 20-day period ending on February 6, 2015.

Tahoe currently has 147,661,108 Tahoe common shares issued and outstanding. In connection with the Transaction, Tahoe expects to issue an aggregate of up to 81,764,209 Tahoe common shares to holders of Rio Alto common shares, including the Tahoe common shares issuable on exercise of the outstanding options and warrants to acquire Rio Alto common shares, which would represent approximately 55.4 percent of the pre-closing number of Tahoe common shares issued and outstanding. In particular, Tahoe expects to issue:

(a)	up to 75,792,733 Tahoe common shares issued in exchange of outstanding Rio Alto common shares (representing 51.3 percent of the pre-closing Tahoe common shares issued and outstanding);
(b)

up to 1,838,599 Tahoe common shares issued upon the exercise of outstanding options to acquire Rio Alto common shares (representing 1.3 percent of the pre-closing Tahoe common shares issued and outstanding);

(c)

up to 2,121,632 Tahoe common shares issued upon the exercise of outstanding replacement options to acquire Rio Alto common shares (representing 1.4 percent of the pre-closing Tahoe common shares issued and outstanding); and

(d)

up to 2,011,245 Tahoe common shares issued upon the exercise of outstanding warrants to acquire Rio Alto common shares (representing 1.4 percent of the pre-closing Tahoe common shares issued and outstanding).

As the number of Tahoe common shares that Tahoe expects to issue in connection with the Transaction is greater than 25 percent of Tahoe’s currently issued and outstanding common shares, approval of Tahoe’s shareholders for the issuance of such Tahoe shares is required under subsection 611(c) of the TSX Company Manual. Tahoe has satisfied this approval requirement by obtaining the written consent of Tahoe shareholders with ownership, or control or direction, over more than 50 percent of Tahoe’s outstanding common shares as permitted by subsection 604(d) of the TSX Company Manual.

The merger was negotiated at arm’s length with Rio Alto. Upon completion of the Transaction, existing Tahoe and Rio Alto shareholders will own approximately 65 percent and 35 percent of the combined company, respectively. The Transaction will not result in any new control person of Tahoe. Goldcorp currently owns 58,051,692 Tahoe common shares, representing approximately 39 percent of the issued and outstanding Tahoe common shares. On completion of the Transaction, Goldcorp Inc. will hold 58,051,692 Tahoe common shares, representing approximately 25.9 percent.

Additional Information About the Transaction and Where to Find It
In connection with the Transaction, Tahoe and Rio Alto will furnish to the United States Securities and Exchange Commission (SEC) on Form 6-K, and will file with certain Canadian regulatory authorities, certain relevant information including an information circular to be furnished by Rio Alto to its shareholders in connection with the special meeting of shareholders scheduled for March 30, 2015, and the supplement thereto. Investors and securityholders are urged to read these documents (when they become available) and any other relevant documents furnished to the SEC and filed with certain Canadian regulatory authorities, as well as any amendments or supplements to these documents because they contain important information. Investors and securityholders may obtain these documents free of charge at the SEC's website at www.sec.gov or on SEDAR at www.sedar.com. In addition, the documents furnished to the SEC and filed with certain Canadian regulatory authorities by Tahoe and Rio Alto may be obtained free of charge by directing such request to: Tahoe Resources Inc., Ira M. Gostin, Vice President Investor Relations, email: investors@tahoeresourcesinc.com, tel: 1-775-448-5807; or to Rio Alto Mining Limited, Alejandra Gomez, Vice President Corporate Communications, email: info@rioaltomining.com, tel. 1-604-628-1401.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Tahoe Resources Inc.
Tahoe’s strategy is to responsibly operate the Escobal mine to world standards, to pay significant shareholder dividends and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

Forward-Looking Statements
This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). The use of any of the words “expect”, “potential”, “target”, “anticipate”, “continue”, “estimate”, “objective”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this news release contains forward-looking statements and information concerning: the timing and anticipated receipt of required regulatory, court, and shareholder approvals for the Transaction; the ability of Tahoe and Rio Alto to satisfy the other conditions to, and to complete, the Transaction; and the closing of the Transaction.

In respect of the forward-looking statements and information concerning the anticipated completion of the proposed Transaction, Tahoe has provided them in reliance on certain assumptions that it believes is reasonable at this time, including assumptions as to the time required to prepare and mail shareholder meeting materials, including the required management information circular; the ability of the parties to receive, in a timely manner, the necessary regulatory, court, shareholder and other third party approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Transaction. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times.

Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties, many of which are beyond Tahoe and/or Rio Alto’s control. These include, but are not limited to, the risk that the Transaction may not close when planned or at all or on the terms and conditions set forth in the Arrangement Agreement; and the failure to obtain the necessary shareholder, Court, regulatory and other third party approvals required in order to proceed with the Transaction.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other risks and factors that could affect the operations or financial results of Tahoe and Rio Alto are included in reports on file with applicable securities regulatory authorities, including but not limited to, Tahoe’s Annual Information Form dated March 12, 2013 for the fiscal year ended December 31, 2013 which may be accessed on Tahoe’s SEDAR profile at www.sedar.com and Rio Alto’s Annual Information Form dated March 28, 2014 for the fiscal year ended December 31, 2013 which may be accessed on Rio Alto’s SEDAR profile at www.sedar.com. Management has included the above summary of assumptions and risks related to forward-looking information provided in this news release in order to provide shareholders with a more complete perspective on the proposed transaction and such information may not be appropriate for other purposes. Actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits may be derived there from. Accordingly, readers should not place undue reliance on this information.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807